File No. 70-9917
                   (IPO and Distribution)

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                 AMENDMENT NO. 1 to FORM U-1

                 APPLICATION OR DECLARATION
                          UNDER THE
         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.                Allegheny Energy Supply Company, LLC
10435 Downsville Pike                 10435 Downsville Pike
Hagerstown, MD  21740                 Hagerstown, MD  21740

Allegheny Energy Service Corporation  West Penn Power Company
10435 Downsville Pike                 800 Cabin Hill Drive
Hagerstown, MD  21740                 Greensburg, PA  15601

Monongahela Power Company             The Potomac Edison Company
1310 Fairmont Avenue                  10435 Downsville Pike
Fairmont,  WV 26554                   Hagerstown, MD  21740

   (Name of company or companies filing this statement and addresses of principal executive offices)

                   Allegheny Energy, Inc.

   (Name of top registered holding company parent of each
                   applicant or declarant)

  The Commission is requested to mail signed copies of all orders, notices and communications in connection with this
                       Application to:

Thomas K. Henderson, Esq.            Terence A. Burke, Esq.
Vice President and General Counsel   Deputy General Counsel
Allegheny Energy, Inc.               Allegheny Energy Service Corporation
10435 Downsville Pike                10435 Downsville Pike
Hagerstown, MD 21740                 Hagerstown, MD 21740

Anthony Wilson, Esq.                 Robert E. Buckholz, Jr., Esq.
Senior Counsel                       Sullivan & Cromwell
Allegheny Energy Service Corporation 125 Broad Street
10435 Downsville Pike                New York, NY 10004-2498
Hagerstown, MD 21740

Applicants hereby amend the following sections of this application - declaration as follows.

Item 1, Description of the Transaction, the second paragraph of section 3.1(d), Rule 54, which reads:

     Allegheny is in compliance with all requirements of Rule 53(a). With reference to Rule 53(a)(1), Allegheny's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2001 was approximately $462 million, or about 49% of Allegheny's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) of $929 million for the four quarters ended March 31, 2001. With reference to Rule 53(a)(2), Allegheny maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Allegheny's public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Allegheny directly or indirectly holds an interest.

is deleted and replaced with the following paragraph.

     Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at June 30, 2001 was approximately $460 million, or about 48% of Allegheny's consolidated retained earnings of $965 million for the four quarters ended June 30, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, w ith reference to Rule 53(b), none of the circumstances enumerated in subparagraphs
     (1), (2) and (3) thereunder have occurred or are continuing. Because Rule 53(a) and Rule 53(b) are satisfied, Rule 53(c) does not need to be addressed.

Item 6, Exhibits and Financial Statements, is amended as follows.

(a)  Exhibits

          B-2  Employee Matters Agreement
               (filed Sept. 5, 2001)

          B-3  Tax Indemnification Agreement
               (filed Sept. 5, 2001)

          B-4  Transitional Services Agreement
               (filed Sept. 5, 2001)

          B-5  Confidential Disclosure Agreement
               (filed Sept. 5, 2001)

          B-6  Intellectual Property Ownership Agreement
               (filed Sept. 5, 2001)

          B-7  Indemnification and Insurance Matters
               Agreement
               (filed Sept. 5, 2001)

 (b) Financial Statements as of June 30, 2001

          FS-1 Allegheny Energy, Inc. and Allegheny Energy
               Supply Company, LLC balance sheet, per books and pro forma (filed confidentially Sept.5, 2001 on Form SE)

          FS-2 Allegheny Energy, Inc. and Allegheny Energy
               Supply Company, LLC statement of income and retained earnings, per books and pro forma
               (filed confidentially Sept. 5, 2001 on
               Form SE)

          FS-3 Capital Structure Analysis Charts (filed confidentially Sept. 5, 2001 on Form SE

                         SIGNATURE

Pursuant  to the requirements of the Public Utility  Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                    ALLEGHENY ENERGY, INC.
                    ALLEGHENY ENERGY SUPPLY COMPANY, LLC
                    ALLEGHENY ENERGY SERVICE CORPORATION
                    WEST PENN POWER COMPANY
                    MONONGAHELA POWER COMPANY
                    THE POTOMAC EDISON COMPANY


                   /s/ THOMAS K. HENDERSON

                   Thomas K. Henderson


Dated: September 5, 2001